

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2011

<u>Via E-mail</u>
Mark J. Rittenbaum
Executive Vice President and Chief Financial Officer
The Greenbrier Companies, Inc.
One Centerpointe Drive, Suite 200
Lake Oswego, OR 97035

> **Re:** **The Greenbrier Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2010**
> **Filed November 10, 2010**
> **Form 10-Q for the Quarterly Period Ended November 30, 2010**
> **Filed January 7, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed November 24, 2010**
> **File No. 001-13146**

Dear Mr. Rittenbaum:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ David R. Humphrey

     David R. Humphrey
     Accounting Branch Chief